THE MORGAN GROUP, INC. ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER


BALTIMORE -- March 22, 1999--The Morgan Group, Inc. (AMEX:MG - news) today announced the preliminary results of its "Dutch Auction" issuer tender offer, which expired at 12:00 Midnight, EST, on March 19, 1999. Based on a preliminary count by American Stock Transfer and Trust Company, the depository for the tender offer, approximately 322,000 shares of Class A common stock were tendered. The Company has decided to exercise its option to purchase some additional shares. As a result, the Company increased the number of shares to be purchased to approximately 103,000 at a price of $ 9.00 per share.

The Morgan Group, Inc. intends to continue to purchase shares of its Class A common stock on the open market pursuant to the Share Repurchase Program authorized by its Board of Directors.

Due to the over-subscription, shares tendered will be pro-rated, except for "odd lots" (or holdings of fewer than 100 shares), which will be purchased in full. The pro-ration factor is estimated to be approximately 50.0%, including shares tendered pursuant to guaranteed delivery. The determination of the specific shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

The Morgan Group, Inc. commenced the tender offer on February 22, 1999, at which time it announced its intention to purchase up to 100,000 shares of its Class A common stock at a purchase price not greater than $10.00 nor less than $8.50 per share.

Prior to the tender offer, The Morgan Group, Inc. had 1,352,335 shares of Class A common stock outstanding. Following the purchase of shares tendered, The Morgan Group, Inc. will have approximately 1,249,335 shares of Class A common stock outstanding. The Morgan Group, Inc. also has outstanding 1,200,000 shares of Class B common stock, which are not traded, each of which may be converted into one share of Class A common stock.

Payment for shares validly tendered and accepted will be made promptly, subject to proper delivery of shares according to the terms of the offer.

The Morgan Group, Inc. is the nation's largest publicly owned company managing the delivery of manufactured homes, commercial vehicles and specialized equipment  in  the  United  States.  The  Company  has  a  national  network  of approximately 1,530 independent owner-operators and 1,420 other drivers dispatched from 105 offices in 32 states. The Company also provides insurance and financial services through its wholly owned subsidiaries, Interstate Indemnity Company and Morgan Finance, Inc.

Contact:

     The Morgan Group, Inc.
     Charles C. Baum, Chairman and CEO
     410/566-9200; Fax: 410/947-0612
         or
     The Morgan Group, Inc.
     Dennis R. Duerksen, Chief Financial Officer
     219/295-2200; Fax: 800/285-0828